

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 8, 2017

Mr. David R. Brooks
Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069

      Re: Independent Bank Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 8, 2017
             File No. 001-35854

Dear Mr. Brooks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Amit Pande

                      Amit Pande
                      Accounting Branch Chief
                      Office of Financial Services